EXHIBIT 3.2

BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of corporation:

BELLA COSTA DESIGNS INC.

2.	The articles have been amended as follows: (provide article numbers, if available)

The Articles of Incorporation of the Corporation are hereby amended by deleting in its entirety the text following the articles, and substituting in lieu thereof the following:

1.	Name of Corporation: China Crawfish, Ltd.

3.

Authorized Stock. The total number of shares of stock of all classes which the Corporation shall have authority to issue is Two Hundred Million (200,000,000) shares Common Stock with a par value of $0.0001 per share (“Common Stock”).

(continued on next page titled Exhibit A to Certificate of Amendment)

3.

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the

	case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:		4,500,000 (81%)

4.	Effective date and time of filing: (optional)	Date:	Time:
(must not be later than 90 days after the certificate is filed)
5.	Signature: (required)

X /s/ R. Rappaport - Secretary
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After
Revised: 1-5-15

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Bella Costa Designs Inc.

Exhibit A to Certificate of Amendment

On the effective day of this Certificate of Amendment (the “Effective Time”), every one (1) shares of Common Stock issued and outstanding immediately prior to the Effective Time (“Old Common Stock”) shall automatically be combined, without any action on the part of the holder thereof, into ten (10) validly issued, fully paid and non-assessable share of Common Stock (“New Common Stock”), subject to the treatment of fractional share interests as described below (the “Forward Stock Split”). No fractional shares of Common Stock shall be issued in connection with the Forward Stock Split. No stockholder of the Corporation shall transfer any fractional shares of Common Stock. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of Common Stock. A holder of Old Common Stock who otherwise would be entitled to receive fractional shares of New Common Stock because they hold a number of shares of Old Common Stock not evenly divisible by the Forward Stock Split ratio will be entitled to one share of New Common Stock, on the date of the Effective Time of the Forward Stock Split. Each certificate that immediately prior to the Effective Time represented shares of Old Common Stock (“Old Certificates”), shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by the Old Certificate shall have been combined.